UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Iberbanda and Alvarion® Expand WiMAXTM Networks in Spain. Dated March 3rd, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3rd, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Iberbanda and Alvarion® Expand WiMAX™ Networks in Spain

Tel Aviv, Israel and Madrid, March 3, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, and Iberbanda, Spain’s leading WiMAX carrier and subsidiary of Telefonica, today announced the deployment of Alvarion’s BreezeMAX® system at 3.5GHz in Navarra, an autonomous community in northeast Spain. The network provides voice and data services to residential customers in rural and semi-rural areas throughout the region.

This expansion is expected to add thousands of subscribers to Iberbanda’s constantly growing customer base, and has helped them meet Navarra’s government requirements to bridge the digital divide. Alvarion and Iberbanda are long-term partners and have built successful WiMAX networks in other autonomous communities of Spain, including Catalunya, Andalucia and Castilla y Leon.

Iberbanda issued a tender last October 2007 to all major WiMAX vendors with rigorous demands for quality of service and advanced technology. Once again, the experienced WiMAX carrier chose Alvarion’s BreezeMAX system over others because of its proven track record and delivery capabilities.

“As always, we are committed to bringing broadband services to Spain’s rural areas,” said Mr. Luis Miguel Garcia Sanchez, CEO of Iberbanda. “For several years now we have been enjoying a beneficial customer-vendor partnership with the WiMAX expert. Alvarion offers us more than just superior technology; it has a proven track record of network deployments, and has emerged from among the new telecom equipment leaders. We rely on BreezeMAX’s performance as the ideal product for answering Navarra government’s requirements for an excellent solution. We are confident it has the ability to provide extended coverage now, and lead to next-generation technologies in the future, as well.”

“We are pleased that Iberbanda has once again selected us for this major expansion of their network,” said Tzvika Friedman, President and CEO of Alvarion. “We value Navarra government’s confidence in WiMAX. Our BreezeMAX used by Iberbanda – one of the most innovative carriers and leading service providers dedicated to WiMAX services – enables overcoming digital divide and realizing the vision of WiMAX’s capability to bring broadband everywhere. We look forward to the large potential of mutual business growth as Iberbanda enters the world of mobile with exciting trials of our 802.16e solution.”

About Iberbanda

Iberbanda (www.iberbanda.es) is an innovative broadband communications provider that offers its customers a wide variety of High Speed Internet, Telephony, Data Transmission and Value Added Services. Iberbanda shareholders are leading companies in its sectors: Telefonica, El Corte Ingles, Grupo PRISA and Omega Capital. Nowadays Iberbanda covers near 30 % of Spain with very singular projects: Andalucia, Castilla y Leon, Navarra, Cataluña and Murcia with more than 800 WIMAX base stations that almost fully covers those territories.

Iberbanda has the most significant WiMAX network in operation in Europe. WiMAX as a wireless access allows Iberbanda to make a fast deployment, highly cost efficient and minimum environmental impact technology. Iberbanda has been increasing dramatically the number of customers during 2007, with a growth of 82% in the whole year.

Iberbanda is one of the first operators members of the WiMAX Forum.

About Alvarion

Alvarion is the largest WiMAX pure player ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.